Aspen Technology, Inc.	[phone]	781 221 6400
200 Wheeler Road	[fax]	781 221 5215
Burlington, MA 01803 USA

January 5, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, NE

Washington, D.C.  20549-4561

Re:                             Aspen Technology, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011 (Filed August 23, 2011)
File No. 001-34630

Ladies and Gentlemen:

This letter is being filed by Aspen Technology, Inc. (the “Company”) in response to comments set forth in a letter dated December 20, 2011 from Kathleen Collins, Accounting Branch Chief of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC” or “Commission”), to Mark P. Sullivan, Executive Vice President and Chief Financial Officer of the Company.

For convenient reference, the Company has set forth below in italics each of the comments of the staff of the SEC (the “Staff”) set forth in the comment letter and has keyed the Company’s responses to the numbering of the comments and the headings used in the comment letter.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 15. Exhibits and Financial Statement Schedules

Note 10. Income Taxes, page F-32

1.              We reissue prior comment 1, in part, to provide us with the future projected taxable income used in your analysis to reverse the valuation allowance for deferred tax assets.

Response:

The Company introduced its aspenONE subscription offering at the beginning of fiscal year 2010.  As a result of the change to the Company’s licensing model and its associated impact on license revenue recognition, the Company incurred significant losses in fiscal years 2010 and 2011 that were materially consistent with the Company’s annual forecasts and budgets.  A copy of key line items of those forecasts and budgets is being provided supplementally and confidentially pursuant to 17 C.F.R.§200.83 by hand delivery to Kathleen Collins of the Staff, under cover of a separate transmittal letter from Frederic G. Hammond, Senior Vice President and General Counsel of the Company.

As of June 30, 2011, the Company determined that it had sufficient evidence of market acceptance of the aspenONE subscription offering and had demonstrated the ability to accurately forecast the timing of future profitability.  The Company’s multi-year financial plan, the key line items of which are being provided supplementally and confidentially pursuant to 17 C.F.R.§200.83 with the separate transmittal letter referenced above, forecasts that it will begin generating pre-tax income from operations in fiscal 2013 and expects to begin utilizing its deferred tax assets to offset taxes payable at that time.

Note 12. Commitments and Contingencies, page F-37

2.              In your response to prior comment 2 you indicate that the company recorded accrued liabilities for certain of these matters in fiscal 2005.  Please clarify which of these matters relate to your accrued liabilities and quantify the amount accrued.  Additionally, we reissue our prior comment 2, in part, to tell us your consideration to disclose this information pursuant to ASC 450-20-50-1.

Response:

The Company supplementally advises the Staff that in connection with the preparation of the Company’s 2011 financial statements, the Company considered the disclosure guidance from ASC 450-20-50, and concluded that it was not necessary to disclose the nature or the amount of any accrued liabilities related to specific proceedings or matters.  The Company’s conclusion was based on the immateriality, both individually and in the aggregate, of any accrued liabilities and the Company’s determination that disclosure of such information in the financial statements would not be required.

*******

In responding to the comments of the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or the Company’s changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the Company’s responses, or any further questions that you may have, please do not hesitate to contact the undersigned at (781) 221-5201.

Respectfully,

/s/ Mark P. Sullivan

Mark P. Sullivan

Executive Vice President and Chief Financial Officer

cc (with enclosures):

      Kathleen Collins, Accounting Branch Chief, Securities and Exchange Commission

      Melissa Feider, Staff Accountant, Securities and Exchange Commission